

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

October 4, 2007

Francis T. Joyce
Chief Financial Officer
Macquarie Infrastructure Company LLC
125 West 55th Street
New York, NY 10019

      **Re:**    **Macquarie Infrastructure Company LLC**
              **Form 10-K for the Fiscal Year Ended December 31, 2006**
              **Filed March 1, 2007**
              **File No. 1-32385**

Dear Mr. Joyce:

      We have completed our review of your 2006 Form 10-K, and do not, at this time, have any further comments.

                        Sincerely,

                        Jill S. Davis
                        Branch Chief